Exhibit 99.7

PRESS RELEASE

Nigeria: Start of Production from the Ikike Field

Paris, July 25, 2022 – TotalEnergies, OML99 operator (40%) in partnership with the Nigerian National Petroleum Corporation (NNPC, 60%), announces the start of production from the Ikike field, in Nigeria.

Located 20 kilometers off the coast, at a depth of about 20 meters, the Ikike platform is tied back to the existing Amenam offshore facilities through a 14 km multiphase pipeline. It will deliver peak production of 50,000 barrels of oil equivalent per day by the end of 2022.

The Ikike project leverages existing facilities to keep costs low, and is designed to minimize greenhouse gas emissions: estimated at less than 4kg CO2e/boe, they will contribute to reducing the average carbon intensity of TotalEnergies’ upstream portfolio. In addition, 95% of hours were worked locally: the jacket as well as the topside modules were entirely built and integrated by local contractors.

“TotalEnergies is pleased to start production at Ikike, which was launched a few months before the covid pandemic, and whose success owes a lot to the full mobilization of the teams. By tapping discoveries close to existing facilities, this project fits the Company’s strategy of focusing on low-cost and low-emission oil projects,” said Henri-Max Ndong-Nzue, Senior Vice President Africa, Exploration and Production at TotalEnergies.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production where the Company produced 240 000 boe/d in 2021. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).